Issuer Free Writing Prospectus, dated April 24, 2014

Filed pursuant to Rule 433(d)

Registration Statement No. 333-174164

Centene Corporation

$300,000,000 4.75% Senior Notes due 2022

April 24, 2014

Pricing Term Sheet

This Pricing Term Sheet dated April 24, 2014 to the Preliminary Prospectus Supplement dated April 24, 2014 of Centene Corporation (the “Company”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Centene Corporation

Principal Amount:	$300,000,000

Security Type:	Senior Notes

Legal Format:	SEC Registered

Settlement Date:	April 29, 2014 (T+3)

Maturity Date:	May 15, 2022

Issue Price:	100%

Coupon:	4.75%

Benchmark Treasury:	1.75% due May 15, 2022

Spread to Benchmark Treasury:	226 bps

Treasury Strike:	2.49%

Yield to Maturity:	4.75%

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on November 15, 2014

Record Dates:	May 1 and November 1

Make-whole call:	Make-whole redemption at Treasury Rate + 50 basis points prior to May 15, 2019

Optional Redemption:	On or after May 15, 2019 at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the date of redemption on the notes redeemed during the twelve-month period beginning on May 15 of the years indicated below:

	Year	Price

	2019	102.375%

	2020	101.188%

	2021 and thereafter	100.000%

Denominations:	$2,000 and integral multiples of $1,000 thereof

Joint Book Running Managers:	Barclays Capital Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Co-Managers:	Allen & Company LLC Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Regions Securities LLC

CUSIP:	15135BAD3

ISIN Number:	US15135BAD38

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc., by calling 1-888-603-5847 or by email to barclaysprospectus@broadridge.com.